Exhibit 5.9

Vantage Drilling Poland sp.zoo

Pl. Pilsudskiego 1

00-078 Warsaw

Poland

Luxembourg, 15 February 2013

SW/ALG – 50062 – 8304193v4

Dear Sirs,

We are lawyers admitted to practice under the laws of Luxembourg.

1.	In arriving at the opinions expressed below, we have examined and relied on the documents listed in appendices B and C to this Opinion.

Words and expressions defined in the Documents shall, unless otherwise defined in appendix A, B and/or C, have the same meanings when used in this Opinion.

2.	(a) This Opinion is confined to Luxembourg Law. Accordingly, we express no opinion with regard to any system of law other than Luxembourg Law.

(b)	We express no opinion (i) on public international law or on the rules of or promulgated under any treaty or by any treaty organisation or on any taxation laws of any jurisdiction (including Luxembourg), except as specifically set out herein, (ii) that the future or continued performance of a party’s obligations or the consummation of the transactions contemplated by the Documents will not contravene Luxembourg Law, its application or interpretation in each case solely to the extent that such laws, their application or interpretation, are altered in the future, and (iii) with regard to the effect of any systems of law (other than Luxembourg Law) even in cases where, under Luxembourg Law, any foreign law should be applied, and we therefore assume that any applicable law (other than Luxembourg Law) would not affect, qualify or have any bearing on this Opinion.

(c)	We express no opinion as to the correctness of any representation or warranty given by any of the parties (express or implied) under or by virtue of the Documents, save if and insofar as the matters represented or warranted are the subject matter of a specific opinion herein.

(d)	We have not investigated or verified the accuracy of the facts (or statements of foreign law) or the reasonableness of any statements of opinion or intention contained in any documents (other than this Opinion), or verified that no material facts or provisions have been omitted therefrom, save in so far as any such matter is the subject of opinion herein.

(e)	We express no opinion on any documents other than the Contractual Documents even if referred to in such Contractual Documents and have assumed that none of such documents will have any bearing on this Opinion.

3.	For the purpose of this Opinion we have assumed:

(i)	the genuineness of all signatures, seals and stamps on all documents (including the Documents) submitted to us and the legal capacity of all individuals who have signed such documents;

(ii)	the completeness and conformity to originals thereof of all documents (including the Documents) submitted to us as certified, photostatic, faxed or e-mailed copies and the authenticity of the originals of such documents;

(iii)	the absence of any other arrangements which modify or supersede any of the terms of the Contractual Documents;

(iv)	that the Documents submitted to us for examination have not been rescinded or amended in any way since the date hereof;

(v)	that any obligation, agreement or document referred to in the Contractual Documents constitute the legal, valid, binding and enforceable obligations of the parties thereto;

(vi)	that the granting of the Contractual Documents by the Company is not affected by an illegal cause (cause illicite);

(vii)	that, in respect of the Contractual Documents and each of the transactions contemplated by, referred to in, provided for or effected by the Contractual Documents, (i) the parties to the Contractual Documents entered into the same in good faith and for the purpose of carrying out their business, (ii) the parties to the Contractual Documents entered into the same on arms’ length commercial terms and (iii) the parties to the Contractual Documents entered into the same without any intention to defraud or deprive of any legal benefit any other parties (such as third parties and in particular creditors) or to circumvent any applicable mandatory laws or regulations of any jurisdiction;

(viii)	that all consents, approvals, authorisations or orders required from any governmental or other regulatory authorities outside Luxembourg and all other requirements outside Luxembourg for the legality, validity and enforceability of the Contractual Documents have been duly obtained or fulfilled and are and will remain in full force and effect and that any conditions to which it is subject have been satisfied;

(ix)	that the Contractual Documents have in fact been executed by the person(s) authorized to execute the Contractual Documents for and on behalf of the Company acting through its Branch as indicated in the Board Resolutions 2;

(x)	that the Company was duly established and validly existing under the laws of Poland and, under Polish law, has the capacity, power and authority to execute, deliver, observe and perform the Contractual Documents;

(xi)	that the Branch has a proper and proportionate corporate interest to enter into the Contractual Documents and to perform any of its rights and obligations thereunder.

(xii)	that the Resolutions were properly passed and are valid and binding for all purpose of Polish law;

(xiii)	the capacity, power and authority of each of the parties to the Contractual Documents (other than the Branch) to enter into, execute and perform their respective obligations under the Contractual Documents;

(xiv)	that the choice of the law of the State of New York to govern the Contractual Documents and the submission by the parties to the Contractual Documents to the competent courts in the State of New York, with regard to any disputes under the Contractual Documents, is legal, valid, binding and enforceable under the laws of any jurisdiction (other than Luxembourg); that such choice and submission would be recognised and given effect by the courts of any such jurisdiction (other than Luxembourg);

(xv)	that the Branch has complied with all legal requirements of the Domiciliation Law;

(xvi)	that the principal place of business (principal établissement), the place of effective management (siège de direction effective) and (for the purposes of the Insolvency Regulation) the centre of main interests (centre des intérêts principaux) of the Company are located at the place of its registered office (siège statutaire) in Poland;

(xvii)	that during the full search at the Luxembourg trade and companies register, the records of the Luxembourg trade and companies register with respect to the Branch were complete and accurate at the time of such search and disclosed all information which is material for the purpose of this Opinion and such information has not since been materially altered;

(xviii)	that no provisions of any foreign law shall have any bearing on the opinions set out herein.

4.	Subject as mentioned herein and subject to any factual matters, documents or events not disclosed to us, we are of the opinion that:

1)	The Branch is duly established and validly existing under Luxembourg Law.

2)	According to, and based solely on, the Non-Registration Certificate as of 14 February 2013, none of the following judicial decisions has been recorded with the Luxembourg Trade and Companies Register with respect to the Branch: (i) judgements or decisions pertaining to the opening of insolvency proceedings (faillite), (ii) judgements or court orders approving a voluntary arrangement with creditors (concordat préventif de faillite), (iii) court orders pronouncing a suspension of payments (sursis de paiement), (iv) judicial decisions regarding controlled management (gestion contrôlée), (v) judicial decisions pronouncing its dissolution or deciding on its liquidation, (vi) judicial decisions regarding the appointment of an interim administrator (administrateur provisoire), or (vii) judicial decisions taken by foreign judicial authorities concerning insolvency (faillite), voluntary arrangement (concordat) or any similar procedure in accordance with the Insolvency Regulation.

3)	The Branch has the necessary corporate power to execute the Contractual Documents and to perform its obligations thereunder.

4)	No specific corporate actions were required from the Branch to authorize the execution and the performance of the Contractual Documents.

5)	The Contractual Documents have duly been signed by the Branch in accordance with Luxembourg Law.

6)	In any proceedings instituted in Luxembourg for the enforcement of any provisions of the Contractual Agreements which are stipulated to be governed by the law of the State of New York, the choice of the law of the State of New York, as the case may be, as the governing law thereof will be recognized and enforced by the courts of Luxembourg, in accordance with and subject to the provisions of the Rome I Regulation.

7)	The submission by the Branch in the Contractual Documents to the jurisdiction of the courts of the State of New York is legal, valid, binding and enforceable against the Branch and will be recognized and given effect to by a court of competent jurisdiction in Luxembourg in accordance with Article 678 et seq. of the Luxembourg Nouveau Code de Procédure Civile.

8)	A judgment upon the Contractual Documents obtained from a court of competent jurisdiction of the State of New York in respect of the Contractual Documents which are enforceable in the State of New York in accordance with the law of the State of New York, may be entered and enforced through a court of competent jurisdiction of Luxembourg subject to compliance with the enforcement procedures set out in Article 678 ff. of the Luxembourg Nouveau Code de Procédure Civile being (i) the foreign court must properly have had jurisdiction to hear and determine the matter, (ii) the decision of the foreign court must be final and enforceable in the country in which it was rendered, (iii) the foreign court must have applied the proper law to the matter submitted to it, (iv) the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant and (v) the decision of the foreign court must not be contrary to Luxembourg international public policy or have been given in proceedings of a penal nature.

9)	Under Luxembourg Law, none of the following steps is necessary to ensure that the Contractual Documents are validly signed or admissible in evidence and none of those steps will be necessary in connection with any proceedings or other steps to enforce the Contractual Documents in Luxembourg:

(i)	the execution of the Contractual Documents as a notarial deed (acte notarié) or in any other authentic form;

(ii)	the consent, approval, license or authorisation by any public authority, the registration, filing or recording of the Contractual Documents or any form relating to the Contractual Documents, except that registration with the Administration de l’Enregistrement et des Domaines in Luxembourg may be required as disclosed in the qualifications set out below;

(iii)	the payment of any stamp, registration or other documentary tax in relation to the Contractual Documents except payment of registration tax in case registration with the Administration de l’Enregistrement et des Domaines in Luxembourg may be required as disclosed in the qualifications set out below.

10)	The Branch (nor any of its assets) does not enjoy any immunity from jurisdiction of any relevant court or from any legal proceedings (whether through service, notice, attachment in aid of execution, execution or otherwise) under the Luxembourg law.

5.	The opinions expressed above are subject to the following qualifications:

(i)	the terms “enforceable”, “enforceability”, “valid”, “binding” and “effective” (or any combination thereof) where used above, mean that the obligations assumed by the relevant party under the relevant document are of a type which Luxembourg Law generally recognises and enforces; it does not mean that these obligations will necessarily be enforced in all circumstances in accordance with their terms; in particular, enforcement before the courts of Luxembourg will in any event be subject to:

(a)	the nature of the remedies available in the Luxembourg courts (and nothing in this Opinion must be taken as indicating that specific performance or injunctive relief would be available as remedies for the enforcement of such obligations);

(b)	the acceptance by such courts of internal jurisdiction;

(c)	prescription or limitation periods (within which suits, actions or proceedings may be brought); and

(d)	the availability of defences such as, without limitation, set-off (unless validly waived), fraud, misrepresentation, unforeseen circumstances, undue influence, duress, error, and counter-claim;

(ii)	Luxembourg legal concepts are expressed in English terms and not in their original French terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist in the laws of other jurisdictions. This Opinion may, therefore, only be relied on upon the express condition that any issues of interpretation or liability arising thereunder will be governed by Luxembourg Law and be brought before a court in Luxembourg;

(iii)	the opinions set out hereabove are subject to all limitations by reason of national or foreign bankruptcy, insolvency, moratorium, controlled management, suspension of payment, fraudulent conveyance, general settlement of composition with creditors, general settlement with creditors, reorganisation, judicial liquidation or similar laws affecting the rights of creditors generally;

(iv)	we have not been responsible for investigating or verifying the accuracy of the facts (or statements of foreign law) or the reasonableness of any statements of opinion or intention contained in any documents (other than this Opinion), or for verifying that no material facts or provisions have been omitted therefrom;

(v)	we express no opinion on the rationale of the underlying transaction considered by the Contractual Documents;

(vi)	the Non-Registration Certificate does not determine conclusively whether or not the judicial decisions referred to therein have occurred. In particular, it is not possible to determine whether any petition has been filed or any similar action has been taken against or on behalf of the Branch regarding the opening of insolvency proceedings (faillite), suspension of payments (sursis de paiement), judicial liquidation (liquidation judiciaire), controlled management (gestion controlée) or homologating voluntary arrangements that the Branch would have entered into with their creditors (concordat préventif de faillite). The Non-Registration Certificate only mentions such proceedings if a judicial decision was rendered further to such a request, and if such judicial decision was recorded with the Luxembourg Trade and Companies Register on the date referred to in the Non-Registration Certificate, which differs from the date of issuance of the Non-Registration Certificate. Judicial decisions taken in any jurisdiction in which the Insolvency Regulation is not applicable are not subject to mandatory registration with the Luxembourg Trade and Companies Register;

(vii)	there may be a lapse between the filing of a document and its actual publication on the web site of the Luxembourg Trade and Companies Register;

(viii)	deeds (actes) or extracts of deeds (extraits d’actes) and other indications relating to the Branch and which, by virtue of the Companies Law, must be published in the Mémorial will only be enforceable against third parties after they have been published in the Mémorial, except where such third parties have knowledge thereof, whereas third parties may however rely thereon prior to such publication;

(ix)	no opinion is given with respect to any accounting and tax laws or accounting and tax issues which could arise in relation to the transactions contemplated by, referred to in, provided for or effected by the Contractual Documents;

(x)	where any obligations are to be performed or observed or are based upon a matter arising in a jurisdiction outside Luxembourg, they may not be enforceable under Luxembourg Law if and to the extent that such performance or observance would be unlawful, unenforceable, or contrary to public policy or public order under the laws of such jurisdiction;

(xi)	choice of law provision in the Contractual Documents will be recognized and given effect to by a Luxembourg court unless such choice of law is meant to circumvent rules of public order of the laws that would have otherwise applied in the absence of such choice of law provision;

(xii)	in the case of court proceedings in a Luxembourg court or the presentation of the Contractual Documents – either directly or by way of reference – to an autorité constituée, such court or autorité constituée may require registration of all or part of the Contractual Documents with the Administration de l’Enregistrement et des Domaines in Luxembourg, which may result in registration duties, at a fixed rate of EUR 12 or an ad valorem rate which depends on the nature of the registered document, becoming due and payable;

(xiii)	in the case of court proceedings in a Luxembourg court or the presentation of the Contractual Documents – either directly or by way of reference – to an autorité constituée, such court or autorité constituée may require a translation into French or German of the Contractual Documents;

(xiv)	we express no opinion on the validity or enforceability of the rights and powers of a foreign receiver in relation to the Branch;

(xv)	any power of attorney and mandate, as well as any other agency provisions (including, but not limited to, powers of attorney and mandates expressed to be irrevocable) granted and all appointments of agents made by the Branch, explicitly or by implication may be capable of being revoked by the Branch despite their being expressed to be irrevocable, which causes the withdrawal of all powers to act on behalf of the Branch, although such a revocation may give rise to liability for damages of the revoking company for breach of contract. This principle is considered as a mandatory rule under Luxembourg Law, and it can therefore not be excluded that a Luxembourg court would consider this principle to be part of international public policy, and that it would be applied regardless of the chosen governing law to any agency provisions or power of attorney granted by a Luxembourg company;

(xvi)	a Luxembourg court may determine contractually agreed evidence not to be conclusive and binding;

(xvii)	where any party to the Contractual Documents is vested with a discretion or may determine a matter in its opinion, a Luxembourg court would be authorized to examine whether such discretion was exercised reasonably and in good faith or that such opinion was based on reasonable grounds;

(xviii)	certain obligations other than payment obligations might not be the subject of specific performance pursuant to Luxembourg court orders and result only in damages;

(xix)	notwithstanding the foreign jurisdiction clause, Luxembourg courts would have in principle jurisdiction for any summary proceedings (référé) in connection with assets located in Luxembourg and such summary proceedings would most likely be governed by Luxembourg law;

(xx)	a Luxembourg court may refuse to give effect to a provision in the Contractual Documents which attempts to make one or more provisions in the Contractual Documents several from other provisions therein, in particular if to do so would affect the substance of such Contractual Document;

(xxi)	any provision in the Contractual Documents stating that any rights and/or obligations shall bind successors and/or assigns of any party thereto may not be enforceable in Luxembourg in the absence of any further agreements to that effect with such successors and/or assigns in case such successors and/or assigns are Luxembourg individuals/entities;

(xxii)	we express no opinion as to matters of fact (other than those covered in this Opinion).

6.	This Opinion speaks as of the date hereof. No obligation is assumed to update this Opinion or to inform any person of any changes of law or other matters coming to our knowledge and occurring after the date hereof, which may affect this Opinion in any respect.

7.	Fulbright & Jaworski L.L.P. and PricewaterhouseCoopers Legal Szurminska-Jaworska sp.k may rely on this opinion, as if it were addressed to them, in rendering their opinion that is being filed as Exhibit 5.1 and 5.7, respectively, to the Registration Statement. We hereby consent to the use of this Opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.This Opinion is given on the basis that it will be governed by and construed in accordance with Luxembourg Law and will be exclusively subject to Luxembourg jurisdiction.

Yours faithfully,

/s/ Arendt & Medernach

Arendt & Medernach

By Sophie Wagner-Chartier

APPENDIX A – DEFINITIONS

Branch means Vantage Drilling Poland-Luxembourg Branch, having its premises at 46, avenue John F. Kennedy, L-1855 Luxembourg, registered with the Luxembourg trade and companies register under number B167 815, the Luxembourg branch of the Company.

Companies Law means the Luxembourg law of 10 August 1915, as amended, regarding the commercial companies (Mémorial 90, Journal Officiel du Grand-Duché de Luxembourg, 30/10/1915, p. 925 ff.).

Company means “Vantage Drilling Poland” Sp. z.o.o. a Polish limited liability company, with registered office at Plac Pilsudskiego 1, 00-078 Warsaw, Poland, entered into and registered into the register of the entrepreneurs of the Polish Court Register kept by the District Court for the Capital City of Warsaw in Warsaw, XII Commercial Division of the Polish Court Register under number 0000394626.

Contractual Documents means the document listed in Appendix C.

Corporate Documents means the documents listed in Appendix B.

Documents means the Contractual Documents and the Corporate Documents.

Domiciliation Law means the Luxembourg law of 31 May 1999, as amended, regarding the domiciliation of companies (Mémorial A, Journal Officiel du Grand-Duché de Luxembourg, N° 77, 21/06/1999, p. 1681 ff.).

Indenture means an indenture dated as of 25 October 2012 as amended by the first supplemental indenture dated as of 3 December 2012 each among Offshore Group Investment Limited, Wells Fargo Bank, National Association, as trustee and noteholder collateral agent (the “Trustee”) and the Company.

Insolvency Regulation means the Council Regulation (EC) N° 1346/2000 of 29 May 2000 on insolvency proceedings (OJEC L 160, 30/06/2000, p. 1 ff.).

Luxembourg Law means the laws of Luxembourg as they stand as at the date hereof and as such laws are currently interpreted in published case law (except if published within the last thirty days) of the courts of Luxembourg or, to the extent this Opinion concerns documents signed prior to this date, the date of their signature and the period to date.

Mémorial means the Mémorial C, Journal Officiel du Grand-Duché de Luxembourg, Recueil des Sociétés et Associations.

Opinion means this legal opinion.

Rome I Regulation means the regulation (EC) N° 593/2008 of the European Parliament and of the Council of 17 June 2008 on the law applicable to contractual obligations (Rome I) (OJEU L 177, 04/07/2008, p. 6 ff.).

APPENDIX B – CORPORATE DOCUMENTS

1.	An electronic copy of the signed resolutions of the management board of the Company dated 30 March 2012 resolving the creation of the Branch (the “Board Resolutions 1”).

2.	An electronic copy of the signed resolutions of the management board of the Company dated 1 October 2012 approving the entry of the Company, acting through the Branch, in the Contractual Documents and granting power to the Branch manager to sign the Contractual Documents (the “Board Resolutions 2”).

3.	An electronic copy of the signed resolutions of the sole shareholder of the Company dated 1 October 2012 approving the entry of the Company, acting through the Branch, in the Contractual Documents (the “Shareholders’ Resolutions” and together with the Board Resolutions 1 and the Board Resolutions 2, the “Resolutions”).

4.	An electronic version of a certificate of non-registration of a judicial decision (certificat de non-inscription d’une décision judiciaire) dated 15 February 2013 and issued by the Luxembourg Trade and Companies Register in relation to the Branch (the “Non-Registration Certificate”).

5.	An electronic version of a signed certificate dated 15 February issued by the management board of the Company certifying that in respect of the Company, (i) no steps have been taken pursuant to any insolvency or similar proceedings to appoint an administrator, receiver or liquidator over its assets (ii) that no voluntary or judicial winding-up or liquidation of such parties has been recorded at the date hereof and that (iii) no steps have been taken to close the Branch;

6.	An electronic version of the extract from the Luxembourg trade and companies register with respect to the Branch dated 15 February 2013.

7.	A signed copy of the Indenture.

10

APPENDIX C – CONTRACTUAL DOCUMENTS

1.	an electronic copy of a signed notation of note guarantee under the Indenture dated 25 October 2012, governed by the laws of the State of New York, executed by Offshore Group Investment Limited as guarantor, in connection with the preparation of the Registration Statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission relating to registration by Offshore Group Investment Limited under the Securities Act of 1933, as amended, of the offer to exchange (i) up to $1,150,000,000 aggregate principal amount of Offshore Group Investment Limited’s outstanding 7.5% Senior Secured First Lien Notes due 2019 (the “Outstanding Notes”) for a like principal amount of Offshore Group Investment Limited’s 7.5% Senior Secured First Lien Notes due 2019 (the “Exchange Notes”) and (ii) the guarantees of the parent and the subsidiary guarantors of the Outstanding Notes and the Exchange Notes.

11